Exhibit 99.2

CAMELOT INFORMATION SYSTEMS INC.
(Incorporated in the British Virgin Islands with limited liability)
(NYSE Ticker: CIS)
________

NOTICE OF ANNUAL GENERAL MEETING
to Be Held on December 14, 2012
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Camelot Information Systems Inc. (the “Company”) will be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong at 10:00 AM local time. No proposal will be submitted for shareholders’ approval at the AGM. Instead, the AGM will serve as an open forum for record shareholders and beneficial owners of the Company’s American depositary shares (“ADS”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 5, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjourned or postponed meeting thereof.

Holders of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADS are also welcomed to attend the AGM in person.

Shareholders may obtain a copy of the Company’s 2011 annual report on Form 20-F, free of charge, from the Company’s website at www.camelotchina.com, or by contacting IR Department, A6 North Ring 3 Road, Xicheng District, Beijing 100120, China, telephone: (86) 10 82019000, Fax: (86) 10 82019100, email: investors@camelotchina.com.

By Order of the Board of Directors,
Camelot Information Systems Inc.

/s/ Yiming Ma
Yiming Ma
Director and Chief Executive Officer

Beijing, October 29, 2012